Eunoia Salon

Profit and Loss
January - December 2023

	TOTAL
Income	
Services	30,014.42
Total Income	**$30,014.42**
Cost of Goods Sold	
Beauty School Supplies	147.72
Salon Supplies	2,823.53
Total Cost of Goods Sold	**$2,971.25**
GROSS PROFIT	**$27,043.17**
Expenses	
Advertising & Marketing	
Website	777.99
Total Advertising & Marketing	**777.99**
Bank Charges & Fees	145.50
Car & Truck	1,428.89
Gas & Fuel	1,839.39
Total Car & Truck	**3,268.28**
Contractors	3,594.00
Dues & Subscriptions	852.65
Interest Paid	624.63
Interior Salon/Office Supplies	3,777.90
Legal & Professional Services	1,391.63
Meals & Entertainment	1,243.58
Office Supplies & Software	1,062.74
Parking	21.00
Payroll Expenses	372.00
Rent & Lease	10,629.00
Repairs & Maintenance	1,159.23
Shipping	94.50
Travel	229.85
Utilities	738.92
Telephone	1,474.73
Total Utilities	**2,213.65**
Total Expenses	**$31,458.13**
NET OPERATING INCOME	**$ -4,414.96**
NET INCOME	**$ -4,414.96**

Eunoia Salon

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PNC - Business Checking (5792)	5,272.53
PNC Bus. Checking NEW	0.00
Total Bank Accounts	**$5,272.53**
Accounts Receivable	
Accounts Receivable (A/R)	-640.00
Total Accounts Receivable	**$ -640.00**
Other Current Assets	
Uncategorized Asset	-75.34
Undeposited Funds	4,465.00
Total Other Current Assets	**$4,389.66**
Total Current Assets	**$9,022.19**
Other Assets	
Security Deposits - New Location	5,530.00
Security System Deposit	149.00
Total Other Assets	**$5,679.00**
TOTAL ASSETS	**$14,701.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Capital One CC (6924)	4,069.78
Total Credit Cards	**$4,069.78**
Other Current Liabilities	
Due to Related Party	100.00
Total Other Current Liabilities	**$100.00**
Total Current Liabilities	**$4,169.78**
Long-Term Liabilities	
Loan - Fay L. (Boss Lady)	1,000.00
Loan - Related Party (Father)	3,000.00
Loan Payable - Investor	5,000.00
Total Long-Term Liabilities	**$9,000.00**
Total Liabilities	**$13,169.78**

Eunoia Salon

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Opening Balance Equity	10,445.11
Owner's Investment	2,350.00
Owner's Pay & Personal Expenses	-2,785.78
Retained Earnings	-4,062.96
Net Income	-4,414.96
Total Equity	**$1,531.41**
TOTAL LIABILITIES AND EQUITY	**$14,701.19**

<h1 style="text-align:center">Eunoia Salon</h1>

<h2 style="text-align:center">Statement of Cash Flows</h2>

<p style="text-align:center">January - December 2023</p>

	TOTAL
OPERATING ACTIVITIES	
Net Income	-4,414.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	75.34
Capital One CC (6924)	2,757.84
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,833.18**
Net cash provided by operating activities	**$ -1,581.78**
INVESTING ACTIVITIES	
Security Deposits - New Location	-1,030.00
Net cash provided by investing activities	**$ -1,030.00**
FINANCING ACTIVITIES	
Loan - Related Party (Father)	2,000.00
Loan Payable - Investor	5,000.00
Owner's Investment	550.00
Owner's Pay & Personal Expenses	-291.17
Net cash provided by financing activities	**$7,258.83**
NET CASH INCREASE FOR PERIOD	**$4,647.05**
Cash at beginning of period	5,090.48
CASH AT END OF PERIOD	**$9,737.53**